SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SOUTHERN TRUST SECURITIES HOLDING CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

844024109
(CUSIP Number)

June 29, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

x	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kevin Fitzgerald
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
Not applicable
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	5	SOLE VOTING POWER 924,389
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER --
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 924,389
WITH	8	SHARED DISPOSITIVE POWER --
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 924,389
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.04%
12		TYPE OF REPORTING PERSON* IN

ITEM 1.

(a)

Name of Issuer

Southern Trust Securities Holding Corp., a Florida corporation.

(b)

Address of Issuer’s Principal Executive Offices

145 Almeria Ave., Coral Gables, FL 33134

ITEM 2.

(a)

Name of Person Filing

Kevin Fitzgerald

(b)

Address of Principal Business Office or, if none, Residence

145 Almeria Ave., Coral Gables, FL 33134

(c)

Citizenship

U.S.A.

(d)

Title of Class of Securities

Common Stock

(e)

CUSIP Number

844024109

ITEM 3.

IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.

OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: 924,389

(b)

Percent of class: 5.04%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote  924,389

(ii)

Shared power to vote or to direct the vote –

(iii)

Sole power to dispose or to direct the disposition of  924,389

(iv)

Shared power to dispose or to direct the disposition of --

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.

CERTIFICATION

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2008	By:	/s/ Kevin Fitzgerald
Kevin Fitzgerald
Director and President
Southern Trust Securities Holding Corp.